787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

August 19, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Kathryn M. Sabo, Esq.

Re:	Anchor Series Trust (the “Registrant”)

Response to Staff Comments on Post-Effective Amendment No. 69 to Registration

Statement on Form N-1A

Securities Act File No. 002-86188

Investment Company Act File No. 811-03836

Dear Ms. Sabo:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) to the undersigned by telephone on August 8, 2016 with respect to Post-Effective Amendment No. 69 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 69 to the Registrant’s Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”), filed on June 20, 2016 (the “Amendment”), to register Class 3 shares of Strategic Multi-Asset Portfolio (the “Portfolio”), a series of the Registrant.

For your convenience, the substance of the Staff’s comments has been restated below to the best of the Registrant’s understanding. The Registrant’s responses to each comment are set out immediately under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

NEW YORK    WASHINGTON    HOUSTON    PARIS    LONDON    MILAN     ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

I.	GENERAL COMMENTS

Comment 1:	Please respond to all comments in writing and file the correspondence with the SEC via EDGAR, including Tandy representations with your EDGAR correspondence.

Response 1:	The Registrant will respond as requested. The Registrant’s Tandy representations are included in this letter.

Comment 2:	Please confirm or update all information that is currently in brackets or missing in the Amendment.

Response 2:	The Registrant has confirmed or updated all information that was in brackets or missing in the Amendment.

II.	PROSPECTUS

Comment 3:	In the subsection entitled “Portfolio Summary: Strategic Multi-Asset Portfolio – Fees and Expenses of the Portfolio” in the Summary Prospectus of the Portfolio, please disclose in footnote 2 that recoupment is also subject to the following condition: “The Portfolio must be able to make the repayment to SAAMCo without exceeding its current net expense ratio.” See also similar disclosure on page 19 of the Prospectus and page B-58 of the Statement of Additional Information (“SAI”).

Response 3:	The Registrant respectfully declines to make the requested change, as the current language accurately reflects the expense limitation agreement between SAAMCo and the Portfolio. The Registrant notes, however, that any recoupments by SAAMCo would also be subject to the current contractual expense caps that are in effect until April 30, 2018 (and thus no repayments could be made during this period unless such repayments could be made without exceeding the current expense caps).

Comment 4:	In the subsection entitled “Portfolio Summary: Strategic Multi-Asset Portfolio – Fees and Expenses of the Portfolio” in the Summary Prospectus of the Portfolio, please explain in footnote 2 the circumstances under which the Expense Limitation Agreement may be terminated by the Board of Trustees.

Response 4:	The Registrant submits that the current disclosure with respect to the termination of the expense limitation agreement accurately reflects the language in the expense limitation agreement. There are no particular circumstances under which the agreement may or must be terminated.

Comment 5:	The Prospectus indicates that the Portfolio may invest in other investment companies, including exchange-traded funds. If the Portfolio expects to have Acquired Fund Fees and Expenses greater than one basis point, please include disclosure regarding Acquired Fund Fees and Expenses in the Annual Portfolio Operating Expenses table in the subsection entitled “Portfolio Summary: Strategic Multi-Asset Portfolio – Fees and Expenses of the Portfolio” in the Summary Prospectus of the Portfolio.

Response 5:	The Portfolio does not currently expect to invest in the securities of other investment companies in an amount sufficient to incur fees and expenses greater than one basis point and thus the Fee Table does not include disclosure regarding Acquired Fund Fees and Expenses.

Comment 6:	In the subsection entitled “Portfolio Summary: Strategic Multi-Asset Portfolio – Expense Example” in the Summary Prospectus of the Portfolio, please disclose that the Expense Example reflects the fee waiver through the expiration date and then the total annual expenses thereafter.

Response 6:	The Registrant submits that the Expense Example reflects the fee waiver through the expiration date and then the total annual expenses thereafter. The Registrant, however, respectfully declines to take this comment as Item 3 of Form N-1A does not require disclosure in this regard.

Comment 7:	In the subsection entitled “Portfolio Summary: Strategic Multi-Asset Portfolio – Principal Investment Strategies of the Portfolio” in the Summary Prospectus of the Portfolio, please refer to “high-yield, high-risk bonds” as junk bonds when they are first introduced in this subsection.

Response 7:	The requested change has been made.

Comment 8:	In the subsection entitled “Portfolio Summary: Strategic Multi-Asset Portfolio – Principal Investment Strategies of the Portfolio” in the Summary Prospectus of the Portfolio, please consider rewording the following sentence in the fourth paragraph for clarity: “Asset allocation views may be expressed through equity, fixed income, money market instruments and other assets.”

Response 8:	The Registrant submits that the above-referenced disclosure does not require clarification. However, the Registrant submits that it will consider making certain revisions to such disclosure in the Portfolio’s next regular annual update.

Comment 9:	Please confirm that the Summary Prospectus disclosure includes the principal risks associated with each principal investment strategy per Item 4 of Form N-1A and add any necessary disclosure (e.g., short-term investments).

Response 9:	The Registrant confirms that the Summary Prospectus disclosure includes all principal risks per Item 4 of Form N-1A.

Comment 10:	Please confirm that the Summary Prospectus includes only principal investment strategies per Item 4 of Form N-1A. For example, investing in emerging markets securities appears to be both a principal and non-principal investment strategy. See page 7.

Response 10:	The Registrant confirms that the Summary Prospectus includes only principal investment strategies. The Registrant has revised the disclosure with respect to investing in emerging market securities to be solely reflected as a principal investment strategy.

Comment 11:	Under the subsection entitled “Important Additional Information – Purchases and Sales of Portfolio Shares,” please add that investors should reference the relevant contract prospectus for information regarding the purchase and sale of portfolio shares.

Response 11:	The requested change has been made.

Comment 12:	In the subsection entitled “Additional Information About the Portfolio’s Investment Strategies and Investment Risks – Investment Strategies,” please explain the term “special situation” in the Prospectus (see, e.g., page B-41 of the SAI).

Response 12:	The Registrant has revised the subsection entitled “Glossary – Investment Terminology” of the Prospectus to include the following disclosure: “A special situation arises when, in the opinion of the subadviser, the securities of a particular issuer will be recognized and appreciate in value due to a specific development with respect to the issuer. Developments creating a special situation might include, among others, a new product or process, a technological breakthrough, a management change or other extraordinary corporate events, or differences in market supply of and demand for the security. Investment in special situations may carry an additional risk of loss in the event that the anticipated development does not occur or does not attract the expected attention.”

Comment 13:	Please confirm that the investment strategies identified on page 7 of the Prospectus are non-principal investment strategies. The Staff generally considers investments of 10% or more to be principal investment strategies.

Response 13:	The Registrant confirms that the investment strategies identified in the subsection entitled “Additional Information About the Portfolio’s Investment Strategies and Investment Risks – Investment Strategies” are non-principal investment strategies of the Portfolio.

Comment 14:	In the first sentence of the subsection entitled “Additional Information About the Portfolio’s Investment Strategies and Investment Risks – Investment Strategies – Strategic Multi-Asset Portfolio,” please add “invest in” before the following for consistency: securities of emerging market issuers; exchange-traded funds; options; forward contracts; forward commitments; special situations and illiquid securities (up to 10%). Please also revise the sentence to clarify whether the parenthetical (which is up to 10%) refers to illiquid securities or to each of the investments listed in the previous sentence.

Response 14:	The Registrant has revised the disclosure to add “invest in” before the above-referenced securities. The Registrant respectfully submits that the semi-colons in the sentence clearly demarcate which investment strategies the Portfolio may invest up to 10% in (i.e., illiquid securities, credit default swaps and borrowings). Accordingly, the Registrant respectfully believes that the requested revision to the sentence with respect to the 10% limitation is not necessary.

Comment 15:	Please confirm that the discussion of the use of derivatives is tailored specifically to how the Portfolio expects to be managed. Similarly, with respect to the discussion of risks related to the use of derivatives by the Portfolio, the disclosure should not be of generic risks associated with each derivative type. See page 14. Please also see letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.

Response 15:	The Registrant has reviewed the disclosure contained in the Prospectus regarding the Portfolio’s use of derivative instruments and the related risks and believes that such disclosure is accurate, complete and tailored specifically to how the Portfolio is managed.

Comment 16:	In the subsection entitled “Glossary – Investment Terminology – Emerging market securities,” please clarify the method for determining whether a country is an emerging market. For example, what is considered a low or middle income economy?

Response 16:	The requested change has been made.

Comment 17:	In the subsections entitled “Glossary – Investment Terminology – Large-Cap companies,” “Glossary – Investment Terminology – Mid-Cap companies,” and “Glossary – Investment Terminology – Small-Cap companies,” please update the data to reflect the most recent annual reconstitutions. Please also remove the word “generally” from the definition.

Response 17:	The requested changes have been made.

Comment 18:	In the subsection entitled “Glossary – Risk Terminology,” please confirm that each listed risk has a correlated investment strategy (e.g., “Distressed Securities Risk” on page 15).

Response 18:	The Registrant has revised the disclosure to ensure that each listed risk has a correlated investment strategy.

Comment 19:	In the subsection entitled “Glossary – Risk Terminology – Active Trading Risk,” please disclose the tax consequences of such trading.

Response 19:	The Registrant respectfully declines to make the requested change. There are no tax consequences to the contract holders with respect to active trading.

III.	SAI

Comment 20:	In the subsection entitled “Supplemental Glossary – Floating Rate Obligations,” please consider including the following four disclosures: (i) that it may take longer than 7 days for transactions in bank loans to settle; (ii) how the Portfolio intends to meet short-term liquidity needs which may arise as a result of this lengthy settlement period; (iii) that the lengthy settlement period can translate into a risk for investors that they are not paid in a timely manner or that the Portfolio may be forced to incur losses in order to pay redemption proceeds on time; and (iv) that investments in bank loans may not be securities and therefore may not have the protections afforded by federal securities laws.

Response 20:	The Registrant has revised the subsection entitled “Supplemental Glossary – Loan Participations and Assignments” in response to the Staff’s comment.

Comment 21:	In the subsection entitled “Investment Restrictions,” please specify what the 1940 Act permits regarding the issuance of senior securities.

Response 21:	The Registrant has revised the disclosure to read: “It is the investment management policy of the Portfolio not to issue any senior securities other than as permitted by the 1940 Act. The 1940 Act prohibits the Portfolio from issuing “senior securities,” which are defined as Portfolio obligations that have a priority over the Portfolio’s shares with respect to the payment of dividends or the distribution of Portfolio assets, except that the Portfolio may borrow money in amounts of up to one-third of the Portfolio’s total assets from banks for any purpose. The Portfolio also may borrow up to an additional 5% of its total assets from banks or other lenders for temporary purposes, and these borrowings are not considered senior securities.”

IV.	TANDY REPRESENTATIONS

In connection with the Staff’s review of the Amendment, the Registrant acknowledges that, with respect to filings made by the Registrant with the SEC and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and
(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions concerning the above, please call the undersigned at 212-728-8037.

Very truly yours,

/s/ Stacey P. Ruiz

Stacey P. Ruiz

Cc:	Kathleen D. Fuentes, Esq., SunAmerica Asset Management, LLC
Thomas D. Peeney, Esq. SunAmerica Asset Management, LLC
Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP